SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2021

CONFIDENTIAL

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48718

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/2020___ AND ENDING ___09/30/2021___
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Sorsby Financial Corp_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

  100 East Huron St. Suite 3503
_____
                                                   (No. and Street)

        Chicago   IL   60611
_____
              (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

  Whitney A. Webster   312-751-0469   Webster@SorsbyFinancial.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

  Davila Advisory, LLC
_____
                        (Name – if individual, state last, first, and middle name)

  10135 Manchester Rd Suite 206,   St. Louis,   MO   63122
_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Charles C. Sorsby**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Sorsby Financial Corp., as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



_____
Signature

President
Title



Notary Public



WHITNEY A WEBSTER
Official Seal
Notary Public - State of Illinois
My Commission Expires Feb 19, 2025

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SORSBY FINANCIAL CORP.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
  STATEMENT OF FINANCIAL
  CONDITION STATEMENT OF
  OPERATIONS
  STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY(DEFICIT)
  STATEMENT OF CASH FLOWS
  STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
    OF GENERAL CREDITORS

NOTES TO FINANCIAL

STATEMENTS SUPPLEMENTARY

INFORMATION
  COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  - EXEMPTION REPORT



DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sorsby Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sorsby Financial Corp. (the "Company") as of September 30, 2021, and the related statements of operations, changes in shareholder's equity (deficit), changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sorsby Financial Corp. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates ma nagement, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sorsby Financial Corp.'s auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
December 29, 2021

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

SORSBY FINANCIAL CORP
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

ASSETS

Cash	$	68,576
Receivable From Broker/Dealer		37,803
Due From Affiliate		4,787
Other Assets		145
TOTAL ASSETS		**111,311**

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

LIABILITIES

Accounts Payable, Accrued Expenses, and Other Liabilities	$	**5,500**
Subordinated Loans		**288,100**
TOTAL LIABILITIES		**293,600**

SHAREHOLDER'S EQUITY (DEFICIT); COMMON STOCK, NON PAR VALUE;

Authorized 1,000,000 shares; issues and outstanding 1,000 shares	$	**1,000**
Additional Paid-In Capital		**531,554**
Retained Earnings (Deficit)		**(714,843)**
Total Shareholder's Equity (Deficit)	$	**(182,289)**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$	**111,311**

The accompanying notes are an integral part of these financial statements.

SORSBY FINANCIAL CORP
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2021

REVENUE

Commissions and Concessions	$	11,518
Investment Advisory Fees		107,553
Other Income		21,102
TOTAL REVENUE	$	140,173

EXPENSES

Compensation and Related Benefits	$	85,679
Communications		2,050
Clearning and Execution Charges		4,950
Occupancy		4,086
Other Expenses		25,878
Total Expenses		122,643
NET INCOME	$	17,530

The accompanying notes are an integral part of these financial statements.

SORSBY FINANCIAL CORP

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)
YEAR ENDED SEPTEMBER 30, 2021

	Common Stock		Additional Paid-In Capital		Retained Earnings (Deficit)		Total Shareholder's Equity (Deficit)	
Balance - Beginning September 30, 2020	$	1,000	$	531,554	$	(732,373)	$	(199,819)
Net Income					$	17,530	$	17,530
Balance - Ending September 30, 2021	$	1,000	$	531,554	$	(714,843)	$	(182,289)

The accompanying notes are an integral part of these financial statements.

SORSBY FINANCIAL CORP
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2021

Cash Flows from Operating Activities

Net Income (Loss)	$	17,530
Non-cash item adjustment- Forgiveness of Loan		(20,832)

Adjustments:

Increase in Receivable from Broker/Dealer	(724)
Decrease in Due to Affiliate	19,550
Decrease in Other Assets	2,506
Increase in Accounts, Payable, Accrued Expenses and Other Liabilities	(4,667)

Net Cash Flow Provided By Operating Activities	$	13,363
Net Cash Increase for Period		13,363
Cash Balance at September 30, 2020	$	55,213
Cash Balance at September 30, 2021	$	68,576

The accompanying notes are an integral part of these financial statements.

SORSBY FINANCIAL CORP
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2021

Subordinated Liabilities at September 30, 2020	$	288,100
Increase/ (Decrease)	$	-
Subordinated Liabilities at September 30, 2021	$	288,100

The accompanying notes are an integral part of these financial statements.

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Sorsby Financial Corp. (the "Company") was incorporated in Illinois on August 7, 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission and an investment advisor with the state of Illinois. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and rendering investment advice.

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the Unites States of America ("GAAP")

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations; the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue – The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfiesthe performance obligation.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES -continued

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership and management with Capital Conservation Corp. ("CCC") and Capital Preservation Fund L.P. ("CPF")

An expense sharing agreement exist between the Company and CCC. According to the agreement CCC made payments for an occupancy lease in the Company's name and the Company was required to reimburse CCC 40% of those payments. In addition, the agreement states that the Company is to reimburse CCC for 40% of the communication expenses it has incurred on its behalf and CCC must reimburse the Company for 60% of the compensation and related benefits it has expended. For the year ended September 30, 2021 the Company has reimbursed CCC $671 for communication expenses and CCC has reimbursed the Company $86,916 for compensation and related benefits. The latter amount reimbursed is reflected as an offset to compensation and related benefits on the Statement of Operations. The Company also paid CCC $4,086 for occupancy lease payments made on its behalf. However, on February 28, 2021 the Company terminated its occupancy lease and the Company's sole shareholder now provides office space to both entities at no charge.

For the year ended September 30, 2021, the Company earned $1,276 in commission revenue from securities transactions made on behalf of CPF.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2021, the Company's net capital and required net capital were $100,878 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 5.45%.

NOTE 4 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the sole shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at September 30, 2021, are as follows:

0% Interest Expires September 30, 2025	$ 50,000
0% Interest Expires December 31, 2025	98,100
0% Interest Expires May 29, 2030	50,000
0% Interest Expires June 30, 2030	90,000
Total	$ 288,100

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated lender is the sole shareholder of the Company.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer and is required to maintain a deposit of $36,206 in cash and/or government securities with the Clearing Broker/dealer to ensure the Company's performance under the agreement. The $36,206 is included in receivable from broker/dealer in the statement of financial condition.

NOTE 7 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Interest income - The Company earns interest income from client margin accounts and cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Commissions - The Company generates two types of commission revenue: sales-based commission revenue that is recognized on the settlement date, an industry standard, and trailing commission revenue that is recognized over time as earned. Sales-based

NOTE 7 - REVENUE FROM CONTRACTS WITH CUSTOMERS -continued

commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory fees - Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, provides brokerage and execution services on transactions. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

NOTE 8 – STATEMENT OF CASH FLOWS

The Company received a PPP loan in May of 2020 in the amount of $20,832. The loan was forgiven in June 2021. The loan forgiveness was treated as a non cash reconciling item on the statement of cash flows.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issues, noting none.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

SORSBY FINANCIAL CORP
SCHEDULE 1 – COMPUTATION OF NET CAPITAL TO AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2021

NET CAPITAL COMPUTATION

Shareholder's Equity (Deficit)	$	(182,289)
Subordinated Loans		288,100
Deductions:		
Non-Allowable Assets		(4,933)
NET CAPITAL	$	100,878

COMPUTATION OF BASIC NET CAPTIAL REQUIREMENT

Minimum New Capital Required (6 2/3 of AI)	367
Minimum Dollar Net Capital	5,000
Net Capital Requirement	5,000

COMPUTATION OF AGGREGATE INDEBTENESS

Total Liabilities		293,600
Deductions:		
Subordinated Loans		288,100
TOTAL AGGREGATE INDEBTEDNESS	$	5,500
Percentage of Aggregate Indebtedness to Net Capital		5.45%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See report of Independent Registered Public Accounting Firm



DAVILA ADVISORY₅

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sorsby Financial Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Sorsby Financial Corp. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Sorsby Financial Corp. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sorsby Financial Corp. stated that Sorsby Financial Corp. met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2021 without exception. Sorsby Financial Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sorsby Financial Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
December 29, 2021

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

EXEMPTION REPORT
SEC Rule 17a -5(d)(4)

December 29, 2021

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4)

- Sorsby Financial Corp. is a broker/dealer registered with the SEC and FINRA.

- Sorsby Financial Corp. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2021.

- Sorsby Financial Corp. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Sorsby Financial Corp. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2021 without exception.

- Sorsby Financial Corp. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2021.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature:

Name

Title: _Charles Sorsby, President_